UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒   ANNUAL REPORT PURSUANT TO SECTION 15(d) OF

THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended

December 31, 2006

or

☐   TRANSITION REPORT PURSUANT TO SECTION 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File

No. 33-43030

TCF EMPLOYEES STOCK PURCHASE PLAN

(Full title of the plan)

TCF FINANCIAL CORPORATION

(Name of issuer of the securities held pursuant to the plan)

200 Lake Street East, Mail Code EX0-03-A, Wayzata, Minnesota 55391-1693

(Address and zip code of principal executive office)

REQUIRED INFORMATION

The TCF Employees Stock Purchase Plan of TCF Financial Corporation is subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).  Therefore, in lieu of the requirements of Items 1-3 of Form 11-K, the financial statements and supplementary schedules of the TCF Employees Stock Purchase Plan of TCF Financial Corporation, which have been prepared in accordance with the financial reporting requirements of ERISA, are attached hereto as Exhibit 99 to this Form 11-K and are incorporated herein by reference.

SIGNATURES

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustee (or other persons who administer the employee benefit plan) has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

TCF Financial Corporation
(Plan Sponsor and Plan Administrator of
the TCF Employees Stock Purchase Plan)

By	/s/ Lynn A. Nagorske
Lynn A. Nagorske, Chief Executive
Officer and Director
(Principal Executive Officer)

By	/s/ Thomas F. Jasper
Thomas F. Jasper, Executive Vice
President and Chief Financial Officer
(Principal Financial Officer)

By	/s/ David M. Stautz
David M. Stautz, Senior Vice
President, Controller and
Assistant Treasurer
(Principal Accounting Officer)

Dated:  June 29, 2007

TCF Employees Stock Purchase Plan

Form 11-K

Index to Exhibits

Exhibit
Number	Description

23	Consent of KPMG LLP dated June 29, 2007

99	Financial Statements and Supplementary
Schedules